Comunicaciones Celulares, S.A.

Financial statements
At December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020

With report of independent auditors

Comunicaciones Celulares, S.A.

Financial statements

At December 31, 2020 and 2019 and for the each of the three years in the period ended December 31, 2020

Content

Report of Independent Auditors    1-2

Audited financial statements:

Statements of financial position    3
Statements of comprehensive income    4
Statements of changes in equity    5
Statements of cash flows    6-7
Notes to financial statements    8-54

Report of Independent Auditors

To the Shareholders and the Board of Directors of
Comunicaciones Celulares, S.A.

We have audited the accompanying financial statements of Comunicaciones Celulares, S.A., which comprise the statements of financial position as of December 31, 2020 and 2019, and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Shareholders and the Board of Directors of
Comunicaciones Celulares, S.A.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comunicaciones Celulares, S.A. at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards.

As discussed in Note 3 to the financial statements, the Company changed its method of accounting for leases starting on January 1, 2019 due to the adoption of IFRS 16 “Leases”.

/s/ Ernst & Young, S.A.
Guatemala City,
March 4, 2021

A-027-2021

Comunicaciones Celulares, S.A.

Statements of financial position As at December 31, 2020 and 2019

(Expressed in thousands of Quetzals)

	Notes		2020		2019 (1)
Assets
Current assets
Cash	6	Q	1,069,602	Q	1,126,999
Accounts receivable, net	7		268,652		212,600
Accounts receivable from related parties	8		2,914,891		2,721,366
Contract assets, net	7		450,476		497,100
Other assets	9		15,248		13,244
Other financial assets			175,247		164,483
Total current assets			4,894,116		4,735,792

Non-current assets
Property, plant and equipment, net	10		2,700,606		2,861,052
Intangible assets, net	11		1,488,720		897,835
Accounts receivable from related parties	8		1,765,463		3,986,797
Contract costs			16,726		18,766
Other non-current financial assets			6,939		6,825
Right-of-use assets	12		1,163,620		1,310,914
Total assets		Q	12,036,190	Q	13,817,981

Liabilities and equity
Current liabilities
Accounts payable	14	Q	346,628	Q	473,402
Accounts payable to related parties	8		3,169,181		379,511
Income tax payable	19		97,642		48,394
Accrued interest	13		9,103		180,324
Contract liabilities	16		232,740		216,449
Other accounts payable	15		159,986		47,507
Loans and lease liabilities	13		146,915		128,925
Total current liabilities			4,162,195		1,474,512

Non-current liabilities
Loans and lease liabilities	13		3,041,594		7,462,135
Provisions	17		294,352		279,190
Deferred income tax	19		18,590		20,055
Total liabilities			7,516,731		9,235,892

Equity
Issued capital	18.1		25,000		25,000
Retained earnings			2,467,001		2,668,584
Legal reserve	18.2		1,996,419		1,858,270
Other components of equity	18.4		31,039		30,235
Total equity			4,519,459		4,582,089
Total liabilities and equity		Q	12,036,190	Q	13,817,981
The accompanying notes are integral part of the financial statements.

Comunicaciones Celulares, S.A.

Statements of comprehensive income For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

(1)The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. Prior periods have not been restated.

The accompanying notes are integral part of the financial statements.

Comunicaciones Celulares, S.A.

Statements of comprehensive income For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Notes		2020		2019 (1)		2018 (2

Airtime		Q	7,183,735	Q	7,023,895	Q	6,740,527
Handsets and accessories			559,759		698,679		585,035
Advertisement			7,318		8,639		-
Subscriptions			92		576		2,755
Other income			220,477		201,717		177,736
Revenue from contracts with customers			7,971,381		7,933,506		7,506,053

Cost of sales	20		(1,221,159)		(1,373,306)		(1,131,334)
Gross profit			6,750,222		6,560,200		6,374,719

Operating expenses	21		(2,876,889)		(2,807,646)		(2,833,064)
Other expenses	22		(27,563)		(20,066)		(44,244)
Operating profit			3,845,770		3,732,488		3,497,411

Financial income	23.1		154,896		268,293		473,006
Financial expenses	23.2		(829,244)		(715,553)		(906,141)
Profit before income tax			3,171,422		3,285,228		3,064,276

Income tax expense	19		(586,982)		(535,355)		(508,676)
Net profit for the year			2,584,440		2,749,873		2,555,600

Other comprehensive income			-		-		-
Profit for the year		Q	2,584,440	Q	2,749,873	Q	2,555,600

(1)The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. Prior periods have not been restated.

The accompanying notes are integral part of the financial statements.

5

Comunicaciones Celulares, S.A.

Statements of changes in equity For the years ended December 31, 2020 2019 and 2018

(Expressed in thousands of Quetzals)

	Notes		Issued capital		Retained earnings		Legal reserve		Other components of equity		Total equity

At January 1, 2018	18	Q	25,000	Q	2,319,325	Q	1,478,066	Q	25,714	Q	3,848,105
Transfer to legal reserve	18		-		(120,983)		120,983		-		-
Share-based incentive plan	18		-		-		-		3,552		3,552
Dividends	18		-		(2,298,671)		-		-		(2,298,671)
Profit for the period			-		2,555,600		-		-		2,555,600
At January 1, 2019, (1)			25,000		2,455,271		1,599,049		29,266		4,108,586
Transfer to legal reserve	18		-		(259,221)		259,221		-		-
Share-based incentive plan	18		-		-		-		969		969
Dividends	18		-		(2,277,339)		-		-		(2,277,339)
Profit for the period			-		2,749,873		-		-		2,749,873
At December 31, 2019			25,000		2,668,584		1,858,270		30,235		4,582,089
Transfer to legal reserve	18		-		(138,149)		138,149		-		-
Share-based incentive plan	18		-		-		-		804		804
Dividends	18		-		(2,647,874)		-		-		(2,647,874)
Profit for the period			-		2,584,440		-		-		2,584,440
At December 31, 2020		Q	25,000	Q	2,467,001	Q	1,996,419	Q	31,039	Q	4,519,459

(1)The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. Prior periods have not been restated.

The accompanying notes are integral part of the financial statements.

5

Comunicaciones Celulares, S.A.

Statements of cash flows For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Notes		2020		2019 (1)		2018
Operating activities
Profit before income tax		Q	3,171,422	Q	3,285,228	Q	3,064,276
Adjustments to reconcile profit before income tax to net cash flows from operating activities:
Net loss from disposal of property, plant and equipment	22		17,764		19,747		43,932
Depreciation and amortization	21		1,054,764		991,047		1,011,006
Net unrealized exchange differences	23.1 23.2		53,974		44,109		168,254
Contract assets impairment	20		63,507		55,049		-
Estimate of expected credit losses	20		66,534		68,835		44,179
Share-based incentive plans	21		804		969		3,552
Deferred revenue	16		(4,984,016)		(3,988,821)		(3,832,050)
Interest	23.2		647,729		461,584		443,237
Accrued interest on asset retirement obligations	17		-		-		1,949

Net changes assets and liabilities
(Increase) decrease in:
Accounts receivable and contract assets			(186,180)		(128,136)		65,330
Accounts receivable from related parties			(66,719)		(72,970)		12,059
Inventories			-		5,438		543
Other assets			46,915		40,470		(8,270)
Other financial assets			(10,872)		(27,956)		(12,264)
(Decrease) increase in:
Accounts payable			44,228		93,823		(1,369)
Accounts payable to related parties			12,091		82,846		(32,038)
Other accounts payable			151,098		(39,832)		(12,926)
			83,043		891,430		959,400
Deferred revenue	16		4,997,836		4,023,745		3,761,534
Income tax paid	19		(539,199)		(527,122)		(510,991)
Net cash flows provided by operating activities			4,541,680		4,388,053		4,209,943

Investing activities
Loans granted to related parties	8		(1,056,680)		(2,992,876)		(3,480,866)
Loan repayments from related parties	8		676,302		164,779		377,169
Purchase of property, plant and equipment	10		(657,810)		(734,434)		(559,421)
Purchase of intangible assets	11		(846,198)		(399,719)		(163,995)
Cash received for the sale of assets	22		1,221		760		2,393
Net cash flows used in investing activities			(1,883,165)		(3,961,490)		(3,824,720)

Comunicaciones Celulares, S.A.

Statements of cash flows For the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Notes		2020		2019 (1)		2018 (2)
Financing activities
Income tax withheld on dividends paid	18.3		(132,394)		(113,867)		(114,934)
Payment of dividends	18.3		(31,057)		-		(270,231)
Loan repayments to related parties	8		(88,564)		(7,065)		(99,045)
Loans granted by related parties	8		2,872,974		80,082		50,624
Repayment of leases			(153,273)		(150,565)		-
Payment of bank loans	13		(6,228,816)		-		-
Obtaining of bank financing	13		1,767,500		-		-

Interest paid			(722,282)		(436,339)		(423,808)
Net cash flows used in financing activities			(2,715,912)		(627,754)		(857,394)
Net decrease in cash			(57,397)		(201,191)		(472,171)
Cash at January 1			1,126,999		1,328,190		1,800,361
Cash at December 31	6	Q	1,069,602	Q	1,126,999	Q	1,328,190

Transactions not requiring cash
Capitalization of asset retirement obligation cost	10	Q	180	Q	252	Q	374
Right of use assets - additions			(29,613)		(29,333)		-
Dividends offset with accounts receivable from related parties	18.3		2,484,423		2,163,472		1,913,506
		Q	2,454,990	Q	2,134,391	Q	1,913,880

(1)The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. Prior periods have not been restated.

Comunicaciones Celulares, S.A.

Statements of cash flows For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of Quetzals)

1.Corporate information

Comunicaciones Celulares, S.A. (the “Company” or “Comcel”) was incorporated under the laws of Guatemala on November 9, 1989, for an indefinite period in accordance with deed No. 72. The Company’s main business is the provision of telecommunication services, purchase, sale and distribution of cellular devices and airtime under the brand Tigo.

The Company’s offices are located in Km. 9.5 Carretera a El Salvador, building Plaza Tigo, Santa Catarina Pinula, Guatemala.

The Company is jointly controlled by Millicom International II NV, entity located in Luxembourg, and Miffin Associates Corp., entity located in Panama.

The financial statements of the Company for the year ended December 31, 2020, were authorized for issue by Management on March 4, 2021. These financial statements will be submitted for final approval to the Company’s shareholders’ board. Management expects them to be approved without amendments.

2.Basis of preparation

2.1    Statement of compliance
The financial statements of Comunicaciones Celulares, S.A. at December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

2.2    Basis of preparation and presentation currency
At December 31, 2020 and 2019, the financial statements have been prepared on an historical cost basis.

The financial statements are presented in thousands of Quetzals and all values are rounded to the nearest thousands, except when otherwise noted.

2.3    COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance
On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including Guatemala, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity, the effect of which was felt in our market beginning in mid-March 2020.

Impact on our markets and business
The government in Guatemala implemented restrictions beginning in mid-March, and these were generally maintained throughout the second and third quarters of 2020. As a result, many of our stores and distribution channels were forced to close temporarily and they reopened gradually. Our market experienced reductions in mobility during this period, and these disruptions impacted our service ability, however, after the third quarter, product sales and services, has recovered.

Impact of the crisis on accounting matters

Comunicaciones Celulares, S.A.

Statements of cash flows For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of Quetzals)
As a consequence of this crisis, the Company had identified potential significant accounting implications in the following areas:

Impairment of long-lived assets
The Company noted a slight reduction in economic activity in the environment in which it operates, however, no impairment indicators were identified. In addition, during the last quarter of 2020 the operation showed performance indicators higher than those predicted thus confirming that impairment adjustments were not needed.

Impairment of trade receivables
During the second quarter of 2020, and as a result of worsening collections, the Company recognized additional bad debt provisions for an amount of Q8.2 million compared to the level of provisions recorded in the first quarter of 2020 (pre-pandemic level). However, collections have significantly improved during the last quarter of 2020 and the estimated credit losses levels have returned to their pre-pandemic level. As of December 31, 2020, the total estimated credit losses provisions cover 100% of the receivable overdue by more than 90 days.

Revenue recognition
Revenue recognition has not been significantly impacted and it is aligned with the accounting standards. Revenue recognized in the financial statements corresponds to services provided to customers and for which the collection is certain, as per guidance established by IFRS 15.13.

3.Changes in accounting policies

The accounting policies adopted by the Company for the preparation of its financial statements as of December 31, 2020 are consistent with those that were used for the preparation of its financial statements as of December 31, 2019.

New or amended standards that became applicable for the current reporting period did not have any significant impact on the Company’s accounting policies, disclosures and did not require retrospective adjustments.

Revisions to the Conceptual Framework for Financial Reporting issued on March 29, 2018
The Conceptual Framework is not a standard, and none of the concepts override those in any standard or any requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the financial statements as of December 31, 2020.

Adoption of IFRS 16, “Leases” as of January 1, 2019

IFRS 16 “Leases” was effective for periods starting on January 1, 2019 and was adopted by the Company as of that date using the modified retrospective approach with the cumulative effect of applying the new standard recognized in retained profits as of January 1, 2019. Comparative financial statements for 2018 were not restated.

Comunicaciones Celulares, S.A.

Statements of cash flows For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of Quetzals)

On adoption, an additional lease liability of Q1,434 million and a right of use asset of Q1,448 million were recognized. The application of this standard also affects depreciation expenses in the Company, operating and financial expenses, debt and other financing and leverage ratios. The application of the new standard in 2019 resulted in a decrease in operating expenses by Q49.5 million and an increase in financial expenses by Q113 million as compared to what the Company’s results would have been if the Company had continued to follow IAS 17 in the year ended December 31, 2019. The change in presentation of operating lease expenses results in a corresponding increase in cash flows derived from operating activities and a decline in cash flows from financing activities.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

a)Adjustments recognized on adoption of IFRS 16
On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to those leases recognized in the statement of financial position immediately before the date of initial application. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 8.47%. Each lease commitment was individually discounted using a specific incremental borrowing rate, following a build-up approach including: risk-free rates, industry risk, country risk, credit risk at cash generating unit level, currency risk and commitment’s maturity.

For leases previously classified as finance leases the Company recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

Operating lease commitments disclosed as at December 31, 2018	Q	2,138,065
(+) Non-lease components obligations		506
(-) Forecast of indexation included in the lease commitments not part of the IFRS 16 opening balances		(158,404)
(+) Other		11,488
Gross lease liabilities		1,991,655
Discounted using the lessee's incremental borrowing rate at the date of the initial application		(562,963)
Incremental lease liabilities recognized at January 1, 2019		1,428,692
(Plus): Finance lease liabilities recognized at December 31, 2018		5,395
Lease liabilities recognized at January 1, 2019	Q	1,434,087

Of which are:
Current lease liabilities	Q	123,098
Non-current lease liabilities		1,310,989
Total lease liabilities	Q	1,434,087

The application of IFRS 16 affected the following items in the statement of financial position on January 1, 2019:

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

Financial position		As at January 1, 2019 before application		Effect of adoption of IFRS 16		As at January 1, 2019 after application	Ref.

Assets
Property, plant & equipment, net	Q	3,047,834	Q	(5,868)	Q	3,041,966	(i)
Right-of-use assets (non-current)		-		1,447,990		1,447,990	(ii)
Other assets		34,559		(19,298)		15,261	(iii)
Liabilities
Lease liabilities (non-current)		-		1,310,989		1,310,989	(iv)
Lease liabilities (current)		-		123,098		123,098	(iv)
Other accounts payable	Q	42,728	Q	(5,395)	Q	37,333	(v)

(i)Transfer of previously capitalized assets under finance leases to right-of-use assets.
(ii)Initial recognition of right-of-use assets, transfer of previously recognized finance leases and of lease prepayments being part of the right-of-use assets’ costs at transition.
(iii)Transfer of lease prepayments being part of the right-of-use assets’ costs at transition.
(iv)Initial recognition of lease liabilities and transfer of previously recognized finance lease liabilities.
(v)Transfer of previously recognized finance lease liabilities to new lease liabilities accounts.

The application of IFRS 16 also impacted the classifications within the statement of cash flows for the period starting January 1, 2019. Its application had nevertheless no significant impact on the Company's retained earnings.

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:
•The use of a single discount rate to a portfolio of leases with reasonably similar characteristics,
•Reliance on previous assessments on whether leases are onerous,
•The accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases,
•The exclusion of initial direct costs for the measurement of right-of-use assets at the date of initial application, and
•The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its assessment made when applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

b) Leases’ accounting policy applied from January 1, 2019 are as follows:

The Company leases various lands, sites, towers, offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

Through December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the statement of income on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•Fixed payments (including in-substance fixed payments), less any lease incentives receivable,
•Variable lease payment that are based on an index or a rate,

•Amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.
The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.

Right-of-use assets are measured at cost comprising the following:
•The amount of the initial measurement of lease liability,
•Any lease payments made at or before the commencement date less any lease incentives received,
•Any initial direct costs, and
•Restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of comprehensive income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

Furthermore, the Company has taken the additional following decisions in adopting the standard:
•Non-lease components are capitalized (IFRS16.15)
•Intangible assets are out of IFRS 16 scope (IFRS16.4)

According to the IFRS 16, lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both: (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate if the lessee is reasonably certain not to exercise that option. The

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

assessment of such options is performed at the commencement of a lease. As part of the assessment, the Company introduced the 'time horizon concept': the reasonable term under which the Company expects to use a leased asset considering economic incentives, management decisions, business plans and the fast-paced industry in which the Company operates in. The assessment must be focused on the economic incentives for Company to exercise (or not) an option to early terminate/extend a contract. The Company has decided to work on the basis the lessor will generally accept a renewal/not early terminate a contract, as there is an economic incentive to maintain the contractual relationship.

4.Summary of significant accounting policies

The following are the most significant accounting policies adopted by the Company in the preparation of its financial statements:

4.1    Functional currency and transactions in foreign currency

4.1.1    Foreign currency
The functional currency of the Company is the Quetzal. The Company records its transactions in foreign currency, any currency other than the functional currency, at the current exchange rate at the date of each transaction. When determining the financial position and the results of its operations, the Company values and adjusts its monetary assets and liabilities stated in foreign currency at the current exchange rate at the date of the statement of financial position. The exchange differences resulting from the application of these procedures are recognized in the results of the year in which they occur.

4.1.2    Current versus non-current classification
The Company presents the statement of financial position based on current and non-current classification.

An asset is classified as current when the Company expects to realize the asset, or has the intention of selling or consuming such asset, during its normal operating cycle; it is held primarily for the purpose of trading; expects to realize the asset within twelve months after the reporting date; or the asset is cash or cash equivalent, except if it is restricted and it cannot be used to cancel a liability during the following twelve months after the reporting date. The Company classifies the rest of its assets as non-current assets.

A liability is classified as current when the Company expects to settle the liability in its normal operating cycle; it is maintained for the purposes of trading; it must be settled within twelve months after the reporting date; or when the Company has not an unconditional right to defer the settlement of the liability for at least twelve months after the reporting date. The Company classifies the rest of its liabilities as non-current liabilities.

Assets and liabilities related to deferred income taxes are classified by the Company as non-current assets and liabilities, in all cases.

4.2    Cash
The Company holds cash in bank accounts and does not hold any cash equivalents at December 31, 2020 or 2019. For the purposes of the statements of cash flows, cash is presented by the Company net of bank overdrafts, if any.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

4.3    Financial instruments
The valuation of the financial instruments of the Company is determined through the amortized cost or fair value, as defined below:

Fair value - The fair value of a financial instrument that is negotiated in an organized financial market is determined by reference to prices quoted in this financial market for negotiations completed at the date of the statement of financial position. For those financial instruments for which there is no active financial market, the fair value is determined using valuation techniques. Such techniques may include the use of recent market transactions between interested, fully informed parties who act independently; references to the fair values of another substantially similar financial instrument; and discounted cash flows and other valuation models.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments by valuation technique:

•Level 1: Quoted prices (or adjusted) in active markets for identical financial assets and liabilities.

•Level 2: Techniques that use different inputs to the quoted prices included in the same, observable for the assets or liabilities, whether directly or indirectly.

•Level 3: Techniques that use inputs with significant effect over the reasonable value not based on data of observable market.

Amortized cost - The amortized cost is calculated using the effective interest rate method less any impairment allowance. The calculation takes in consideration any award or discount in the acquisition and includes transaction costs and fees that are an integral part of the effective interest rate.

4.4    Financial assets

4.4.1    Recognition and initial measurement of financial assets
Financial assets are classified, at initial recognition, as subsequently measured at cost, fair value through other comprehensive income, and fair value though profit and loss.

The classification and measurement of its financial assets at initial recognition reflects the business model in which the financial assets are managed and the characteristics of the contractual cash flows of the financial assets.

The Company recognizes all its financial assets initially at fair value plus the costs directly attributable to the transactions, except for financial assets valued at fair value through changes in profit or loss, for which these costs are not considered. The Company recognizes the purchase or sale of financial assets on the date of each transaction, which is the date on which the Company commits to purchase or sell a financial asset.

The Company’s financial assets include cash, accounts receivable, accounts receivable from related parties and other financial assets, which are classified as financial assets at amortized cost.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

Financial assets at amortized cost
Financial assets are measured at amortized cost when the following conditions are met: (a) the financial asset is maintained within a business model whose objective is to obtain contractual cash flows; and (b) the contractual terms of the financial asset establish specific dates for the cash flows derived only from payments to principal and interest on the outstanding balance.

4.4.2    Subsequent measurement of the financial assets
The subsequent measurement of financial assets depends on its classification as described below:

Accounts receivable, accounts receivable from related parties and other financial assets
These financial assets are non-derivative financial assets with fixed or determined payments that are not quoted in an active market. After their initial recognition, these financial assets are measured by the Company at their amortized cost using the effective interest rate method less an impairment allowance. Profits or losses are recognized in the results when the accounts receivable is derecognized or impaired, as well as through the process of amortization.

The Company maintains a provision for expected credit losses of accounts receivable based on its historical credit loss experience.

4.4.3    Impairment of financial assets
The Company recognizes an estimate for expected credit losses on financial assets recorded at amortized cost in profit or loss or on financial assets recorded at fair value through changes in other comprehensive income using the simplified approach. The simplified approach does not require an entity to track the changes in credit risk, but, instead, requires the entity to recognize a loss allowance based on lifetime Expected Credit Losses (ECLs) at each reporting date. The Company has established a provision matrix that is based on its historical loss experience, adjusted for forward looking factors specific for debtors and the economic environment.

The Company considers that a financial asset is in default when the contractual payments are over 90 days overdue. However, in certain cases, the Company may also consider that a financial asset is in default when internal or external information indicates that it is unlikely that the Company will receive the outstanding contractual amounts in full before taking into account any credit enhancements maintained by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

4.4.4    Derecognition of financial assets
Financial assets are derecognized by the Company when the rights to receive the cash flows of the financial assets expire; or, when the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass through” arrangement and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset. No such transfer of financial assets has occurred in 2020, 2019 or 2018.

4.5    Financial liabilities

4.5.1    Recognition and initial measurement of financial liabilities
The financial liabilities are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at the date of its initial recognition.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

The Company recognizes all its financial liabilities initially at the fair value at the date of the acceptance or contracting of the liability, reduced for, in the case of loans and borrowings, directly attributable transaction costs.

The financial liabilities of the Company include accounts payable, accounts payable to related parties, accrued interest and loans.

4.5.2    Subsequent measurement of financial liabilities
The subsequent measurement of the financial liabilities depends on its classification as described below:

Accounts payable, accounts payable to related parties, accrued interest and loans
After the initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. The Company recognizes gains or losses in the income statement when the financial liability is derecognized as well as through the accretion process.

4.5.3    Derecognition of financial liabilities
The financial liabilities are derecognized by the Company when the obligation has been paid, is cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized through income.

4.6    Inventories
Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated cost of completion and the estimated costs necessary to make the sale. Cost of inventories includes all cost derived from their acquisition, as well as other costs incurred to give them their status and current location. Inventories in transit are recorded at the invoice cost.

4.7.    Property, plant and equipment
Property, plant and equipment are stated initially and subsequently at its purchase cost less accumulated depreciation and impairment losses, if any. Such cost includes the cost of replacing parts of plant and equipment when this cost is incurred, if it meets the requirement for recognition. Depreciation and disbursements for repair and maintenance which do not meet the conditions for recognition as assets, are expensed in the year in which they are incurred.
Depreciation is calculated under the straight-line method over the useful life estimated for each type of asset. The residual value of the depreciable assets, the estimated useful life and depreciation methods are annually reviewed by Management and adjusted when necessary, at the end of each financial year, and adjusted prospectively, if it is required.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

A detail of estimated useful lives is presented below:

Estimated useful life

Generators	4 years
Primary network	Between 4 and 7 years
Towers and civil works	Between 10 and 15 years
Customer premise equipment	3 years
Other network equipment	Between 5 and 15 years
Buildings	Between 5 and 40 years
Other assets	Between 1 and 5 years

Construction and installation costs are charged to temporary accounts and subsequently transferred to the corresponding asset accounts, once the works are completed. These works in process include all disbursements directly related to the design, development and construction of towers or other assets, plus the financial costs attributable to the works.

Improvements to leased properties under operating lease agreements are depreciated under the straight-line method calculated over the term of the corresponding lease agreements.

The estimated costs of the Company’s obligations for dismantling and future disposal of non-financial assets installed on leased property, are capitalized to the corresponding assets and amortized during the term of the lease of the property. The amount of the depreciation of these estimated costs is recognized in profit and loss. The amount of the corresponding provision will be reduced as the future cash disbursements are performed.

A component of property, plant and equipment is derecognized when it is disposed, or the Company does not expect future economic benefits from its use. Any loss or gain originated from the disposal of the asset, calculated as the difference between its net carrying value and the sales proceeds, is recognized in the results of the year in which the transaction occurs.

4.8    Intangible assets
Intangible assets acquired separately are measured at initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, as appropriate. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is recognized in profit or loss in the period in which the expenditure is incurred. The Company currently does not have any capitalized development costs.

The useful lives of intangible assets are defined as finite or indefinite. Intangible assets with finite lives are amortized under the straight-line method over the estimated useful lives of the assets, which are assessed by the Company on a yearly basis. The amortization expense for intangible assets is recognized in the income statement of the year in which they are incurred. Intangible assets with indefinite useful lives are not amortized and on a yearly basis, or when facts or circumstances indicate that the recorded values may not be recovered, the Company test them for impairment. If such indication exists, and the carrying value exceeds the recoverable amount, the Company values the assets or the cash generating unit at its recoverable amount.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of profit or loss when incurred.

4.8.1    Frequency licenses, network programs and patents
Radio frequency licenses were granted to the Company by the government entities for an initial term of between 12 and 15 years. During 2012, an extension of such licenses for an additional term of 20 years was obtained, upon which the licenses will expire in 2032 and 2033. During 2020 new information was made available to Management in connection with the acquisition and registration of new licenses with the Regulator, triggering a re-assessment of the useful lives of existing licenses. From this analysis, management concluded that all frequency licenses are indefinite life assets; consequently, the Company ceased to amortize its licenses prospectively. Management will continue to monitor this assessment considering the regulatory environment. Due to the change in the classification of frequency licenses as an indefinite life asset, the Company will conduct an impairment analysis on an annual basis over these assets. As of December 31, 2020, no impairment was identified.

The network programs are software implemented by the Company for its commercial operation. It has been determined that it has a finite useful life; therefore, it is amortized under the straight-line method based on its useful life which is 5 years.

4.8.2    Indefeasible right of use
Indefeasible rights-of-use are permanent contractual agreements that cannot be undone, for example rights to use cables, fibers or capacity. IRU contracts are usually long term, commonly lasting up to 30 years. Depending on the type of system, the Company might be buying exclusive use of the one or more assets. Below is a summary of the IRU´s mainly used by the Company, together with the Company´s position as to whether these are treated as leasing or service contracts.

The main types of irrevocable rights of use (IRU) and capacity agreements are:
•Purchase of specific infrastructure,
•Purchase illuminated fiber capacity, or
•Exchange of network infrastructure or illuminated fiber capacity.

IRUs are accounted for either as a lease, or service contract based on the substance of the underlying agreement. The classification depends on the evaluation of the characteristics of the agreements.

A network capacity contract is counted as a lease if, and when:
•The buyer has the exclusive right to capacity for a specific period and has the ability to resell (or sub-rent) the capacity;
•Physical capacity physically limited and defined;
•The buyer assumes all costs related to capacity (directly or not) including operation, administration and maintenance costs; and
•The buyer assumes the risk of obsolescence during the term of the contract.

If all of these criteria are not met, the IRU is treated as a service contract.

An IRU of network infrastructure (cables or fiber) is accounted for as a right of use asset, while capacity IRU (wavelength) is accounted for as an intangible asset.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

The costs of an IRU recognized as a service contract are recognized as a prepayment and amortized in the statement of income as incurred over the duration of the contract.

4.9    Impairment of non-financial assets
Management performs a review at each reporting date over the carrying values of its non-financial assets, with the purpose of identifying decreases in the value when facts or circumstances indicate that the recorded values could not be recoverable. If such indication exists and the carrying value exceeds the recoverable amount, the Company reduces the assets or cash-generating units to their recoverable value, defined as the highest amount between its fair value and its value in use. The adjustments generated by this concept are recorded in the results of the year in which they are determined.

The Company assesses at the end of each reporting period if there is any indication that a loss for impairment of the value previously recognized for a non-financial asset other than goodwill, has been reduced or no longer exists. If such indication exists, the Company reassesses the recoverable value of the asset and, if applicable, reverses the loss increasing the asset up to its new recoverable value, which should not exceed the net carrying value of the assets if impairment had not been previously recognized.

4.10    Provisions
A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The amount of the recorded provisions is periodically evaluated and required adjustments are recorded in the results of the year.

If the financial effect from discounting the provisions is material, these provisions are discounted to the present value of the disbursements needed to settle the corresponding obligations, using a pre-tax discount rate that fairly reflects, when appropriate, the time value of money and the risk specific to the liability. Where discounting is used, increases in the provision due to the passage of time are recognized as interest expense.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

4.11    Revenues from contracts with customers
Revenue from contracts with customers is recognized when the control of the goods and services has been transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange for such goods or services.

Bundled offers are considered arrangements with multiple deliverables or elements, which can lead to the identification of separate performance obligations. Revenue is recognized in accordance with the transfer of goods or services to customers in an amount that reflects the relative standalone selling price of the performance obligation (e.g. sale of telecom services, revenue over time plus sale of handset, revenue at a point in time).

Principal-agent considerations
Some arrangements involve two or more unrelated parties that contribute to providing a specified good or service to a customer. In these instances, the Company determines whether it has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). For example, performance obligations relating to services provided by third-party content providers (i.e., mobile Value Added Services or “VAS”) or service providers where the Company neither controls a right to the provider’s service nor controls the underlying service itself are presented net because the Company is acting as an agent. The Company generally acts as a principal for other types of services where the Company is the primary obligor of the arrangement. In cases the Company determines that it acts as a principal, revenue is recognized in the gross amount, whereas in cases the Company acts as an agent revenue is recognized in the net amount.

4.11.1    Company’s most significant revenues streams are:
a)Post-paid mobile subscription fees are recognized over the relevant subscribed service period (recurring monthly access fees that do not vary based on usage). The service provision is usually considered as a series of distinct services that have the same pattern of transfer to the customer.

b)Prepaid scratch / SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. Revenue is recognized as the credit is used. Unused credit is carried in the statement of financial position as a contract liability. Upon expiration of the validity period, the portion of the contract liability relating to the expiring credit is recognized as revenue, since there is no longer an obligation to provide those services.

c)Revenues from sale of cellular devices and accessories are recognized once control of such goods is transferred to the distributor or the final client. That criteria are fulfilled when the customer has the ability to direct the use and obtain substantially all of the remaining benefits from those goods.

d)Revenues for the use of network and platform are recognized considering the airtime sold by the related parties.

e)Advertising revenues are recognized in the statement of comprehensive income in the period that the service is provided, and the invoice is issued.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

4.12    Borrowing costs
The Company capitalizes as part of the cost of an asset, the borrowing costs directly attributable to the acquisition, construction, production or installation of an asset that necessarily requires a term to be able for using or selling. Borrowing costs include interest, exchange rate differences and other financial costs. Borrowing costs that do not meet the criteria for capitalization are recorded in income in the year in which they are incurred.

4.13    Taxes
The Company offsets its current and deferred tax assets with current and deferred tax liabilities, respectively, if a legally enforceable right exists to set off the amounts recognized before the same taxation authority and when it has the intention to liquidate them for the net amount or to realize the asset and settle the liability simultaneously.

The Company recognizes income tax and deferred income tax in relation to other components in comprehensive income.

4.13.1    Current income tax
The Company calculates income tax by applying adjustments from certain items, affected by, or subject to income tax, in conformity with current tax regulations.

The current income tax, corresponding to the present and prior periods, is recognized by the Company as a liability if it is not settled. If the amount already paid, which relates to present and prior periods, exceeds the amount payable for those periods, the excess is recognized as an asset.

In Guatemala an entity may elect between two tax regimes to determine their current income tax. The Company adopted the optional simplified tax regime based on gross revenues (Régimen Opcional Simplificado sobre Ingresos de Actividades Lucrativas) for determining their current income tax expense, which is based on a 5% rate on the gross monthly revenues up to Q30,000 and 7% for gross revenues in excess of said amount. Additionally, computed capital income and capital gains are taxed at the rate of 10%.

Uncertainty over Income Tax Treatment
Tax positions have been reflected in the financial statements in accordance with IAS 12 and IFRIC 23. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information.

4.13.2    Deferred income tax
Deferred income taxes are determined using the liability method for all temporary differences that exist between the tax basis of the assets, liabilities and net equity and the amounts recorded for financial purposes at the date of the statement of financial position. The deferred income tax is calculated considering the income tax expected to apply to the period in which the asset is estimated will be realized or the liability will be settled. Assets for deferred revenues are recognized only when there is reasonable probability of its realization.

The carrying value of an asset for deferred taxes is subject to review at the date of each statement of financial position. The Company reduces the amount of the deferred tax asset, to the extent that it estimates that it will not have sufficient taxable earnings in the future to allow it to realize all or part of the benefits from the deferred tax asset. Likewise, at the financial period close, the Company reconsiders deferred tax assets that it had not previously recognized to determine if it is now probable that they will be realized and therefore, can be recognized.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

4.13.3    Value added tax
Revenues from sales are recorded by the Company net of value added tax and a liability is recognized in the statement of financial position for the related value added tax. Expenses and assets acquired are recorded by the Company net of sales tax if the tax authorities credit these taxes to the Company, recognizing the accumulated amount receivable in the statement of financial position. When the sales tax incurred is not recoverable the Company includes it within the expense or asset, as applicable.

4.14    Judgments, estimates and significant accounting assumptions
The preparation of financial statements of the Company requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures, as well as the disclosure of contingent liabilities. However, the uncertainty about such judgments, estimates and assumptions could result in situations that require adjustments of relative importance over the recorded values of the assets and liabilities on future years.

5.Standards issued but not yet effective

International Financial Reporting Standards or their interpretations issued but not yet effective as of the date of issue of the Company’s financial statements are listed below. The standards or interpretations listed are those which Management believes may have an effect on the disclosures, position or financial performance of the Company when applied on a future date. As of the date of these financial statements the Company has not assessed the impact in its financial statements, if any, derived from their adoption. The Company intends to adopt these standards or interpretations when they become effective.

Classification of liabilities as current or non-current - Amendments to IAS 1
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current.

The amendments clarify:
–What is understood by the right to defer the settlement.
–That there must be a deferral right at the end of the reporting period.
–That the classification is not affected by the probability that an entity will exercise its right of deferral.
–That only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability would not affect its classification.

The amendments are effective for the annual period beginning on or after January 1, 2023 and must be applied retrospectively.

Reference to the Conceptual Framework - Amendments to IFRS 3
In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018, without significantly changing its requirements.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

The IASB also added an exception to the recognition principle of IFRS 3 to avoid the problem of possible "day 2" gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 or ICFRS 21. Liens, if incurred separately.
At the same time, the IASB decided to clarify the existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual financial statement reporting periods beginning on or after January 1, 2022 and are applied prospectively.

Property, Plant and Equipment: Income Before Intended Use - Amendments to IAS 16
In May 2020, the IASB issued Property, Plant and Equipment - Income Before Intended Use, which prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds from the sale of items produced while carrying that asset. to the location and condition necessary for it to function in the manner intended by the administration. The amendment establishes that an entity recognizes the proceeds of the sale of such items, and the costs of producing them, in the results for the period.

The amendment is effective for annual financial statement reporting periods beginning on or after January 1, 2022 and must be applied retroactively to items of property, plant and equipment available for use on or after the beginning of the earliest reporting period when the entity applies the amendment for the first time.

Onerous Contracts - Costs of Fulfilling a Contract - Amendments to IAS 37
In May 2020, the IASB made amendments to IAS 37 to specify which costs should be included by an entity when assessing whether a contract is onerous or loss-making. The amendments apply a "directly related cost approach". Costs that are directly related to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs are not directly related to a contract and are excluded unless they are explicitly charged to the counterparty under the contract.

The amendments are effective for annual financial statement reporting periods beginning on or after January 1, 2022.

IFRS 1 First Time Adoption of International Financial Reporting Standards - Subsidiary as First Time Adopter
As part of its 2018-2020 annual enhancements to the IFRS process, the IASB made an amendment to IFRS 1 First-Time Adoption of International Financial Reporting Standards. The amendment allows a subsidiary that chooses to apply paragraph D16 (a) of IFRS 1 to measure cumulative translation differences using amounts reported by the parent, based on the parent's transition date to IFRS. This amendment also applies to an associate or joint venture that chooses to apply paragraph D16 (a) of IFRS 1.

The amendment is effective for annual financial statement reporting periods beginning on or after January 1, 2022, and early adoption is permitted.

IFRS 9 Financial Instruments: Fees in the Test of '10 percent 'for the Derecognition of Financial Liabilities
As part of its 2018-2020 annual improvement process to IFRS standards, the IASB made an amendment to IFRS 9. The amendment clarifies the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

the original financial liability. These commissions include only those paid or received between the borrower and the lender, including commissions paid or received by the borrower or the lender on behalf of the other. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual financial statement reporting periods beginning on or after January 1, 2022, and early adoption is permitted.

Amendments to IFRS 10 and IAS 28: Sales or Contributions of Assets between an Investor and its Joint or Associated Business
The amendments address the conflict between IFRS 10 and IAS 28 when managing the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is fully recognized. However, any gain or loss from the sale or contribution of assets that do not constitute a business, is recognized only in proportion to the unrelated participation that the investor has in the associate or joint venture. The IASB has deferred the entry into force of these amendments indefinitely pending the outcome of its research project on the equity method. However, an entity that adopts them early must apply them prospectively.

6.Cash

A summary of cash is presented below at December 31:

		2020		2019
Cash in banks:
In Dollars of the United States of America (“Dollars” or “US$”)	Q	738,945	Q	778,638
In Quetzals		330,657		348,361
	Q	1,069,602	Q	1,126,999

Cash deposited in bank accounts earns interest based on daily rates determined by the corresponding banks.

At December 31, 2020 and 2019 no restrictions of use of the balances in cash on banking accounts existed.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

7.Accounts receivable, net

The balance of accounts receivable is presented below at December 31:

		2020		2019

Accounts receivable	Q	364,025	Q	318,530
Less: estimate for expected credit losses		(95,373)		(105,930)
Accounts receivable, net		268,652		212,600

Contract assets (a)		324,421		361,009
Accrued income		166,764		140,905
Less: estimate for expected credit losses		(40,709)		(4,814)
Contract assets, net		450,476		497,100
	Q	719,128	Q	709,700

Accounts receivable are non-interest bearing, their average term of collection generally extends up to 90 days from the date of the issuance of the invoice, are not subject to any discount for early payment and are recoverable in the functional currency of the financial statements, except for the amount of Q61,135 in 2020, which is recoverable in US$ (2019: Q1,617) (note 25).

(a) As at December 31, 2020 the Company has contract assets for Q324,421 (2019: Q361,009) that mainly represent subsidized handsets because more revenue is recognized upfront while the cash will be received throughout the subscription period.

A detail of the rollforward of the estimate for expected credit losses for account receivable is presented below:

		December 31
		2020		2019

Balance at the beginning of year	Q	105,930	Q	108,848
Allowance for the year (note 20)		66,534		68,835
ECL written-off		(77,091)		(71,753)
Balance at the end of year	Q	95,373	Q	105,930

An impairment analysis is performed on each closing date using a matrix of estimates to calculate the expected credit losses. Provisions are based on expired days for different types of customers.

The calculation reflects the weighted probability result, the time value of the money and a reasonable information about past events that is available at the closing date, current conditions and forecasts of future economic conditions.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

A detail of the rollforward of the estimate for expected credit losses for contract asset is presented below:

		December 31
		2020		2019

Balance at the beginning of year	Q	4,814	Q	8,874
Allowance for the year (a)		63,507		55,049
ECL written-off		(27,612)		(59,109)
Balance at the end of year	Q	40,709	Q	4,814

During 2020, Q63,507 was impaired as result of the analysis of customers (contracts assets), due to non-payment (2019: Q55,049). (note 20)

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

Following is the information about the credit risk exposure in trade accounts receivable and in the Company’s contractual assets using the Company’s approved provision matrix. An analysis of the ageing of the non-impaired accounts receivable is as follows at December 31:

At December 31, 2020		Contract assets		Current		Less than 30 days		Between 30 and 60 days		Between 61 and 90 days		>91 days
														Total

Amount of assessed assets:
Account receivable	Q	324,421	Q	260,222	Q	15,120	Q	6,479	Q	4,876	Q	77,328	Q	688,446
Accrued income		166,764		-		-		-		-		-		166,764
Expected credit loss		(40,709)		(5,910)		(5,174)		(3,660)		(3,301)		(77,328)		(136,082)
	Q	450,476	Q	254,312	Q	9,946	Q	2,819	Q	1,575	Q	-	Q	719,128

Expected credit loss (weighted average rate)				2%		34%		57%		68%		100%

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

At December 31, 2019		Contract assets		Current		Less than 30 days		Between 30 and 60 days		Between 61 and 90 days		>91 days
														Total

Amount of assessed assets:
Account receivable	Q	361,009	Q	187,600	Q	32,595	Q	8,947	Q	6,399	Q	82,989	Q	679,539
Accrued income		140,905		-		-		-		-		-		140,905
Expected credit loss		(4,814)		(3,898)		(8,634)		(5,585)		(4,824)		(82,989)		(110,744)
	Q	497,100	Q	183,702	Q	23,961	Q	3,362	Q	1,575	Q	-	Q	709,700

Expected credit loss (weighted average rate)				12%		32%		49%		57%		100%

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

8.Balances and transactions with related parties

A summary of the balances and transactions with related parties is provided below at December 31:

	Country	Relation		2020		2019
Accounts receivable
Millicom International II N.V.	Luxembourg	Joint control	Q	1,768,619	Q	2,767,072
Miffin Associates Corp.	Panama	Joint control		1,448,869		2,264,881
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		1,299,910		1,139,105
Navega.com, S.A.	Guatemala	Associate		92,133		465,986
Nexcel, S.A.	Guatemala	Associate		38,744		23,984
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		9,668		10,132
Cloud2Nube, S.A.	Guatemala	Associate		9,600		3,000
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		8,800		4,500
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		2,688		1,971
Telefónica Celular, S.A. de C.V.	Honduras	Associate		662		1,312
Millicom Cable Costa Rica, S.A.	Costa Rica	Associate		340		105
Telefónica Móviles Panama, S.A.	Panama	Associate		109		-
Navega, S.A. de C.V.	El Salvador	Associate		94		8
Telefonia Nicaragua, S.A.	Nicaragua	Associate		65		-
Bolivia Cellular, S.A.	Bolivia	Associate		34		17
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		10		10
Telefónica Celular del Paraguay, S.A.	Paraguay	Associate		7
Millicom International Cellular, S.A.	Luxembourg	Associate		2		260
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		-		25,570
Comunicaciones Corporativas, S.A.	Guatemala	Associate		-		250
Total				4,680,354		6,708,163
Less: long-term portion				(1,765,463)		(3,986,797)
Short-term portion			Q	2,914,891	Q	2,721,366

	Country	Relation		2020		2019

Accounts payable
Millicom International II N.V.	Luxembourg	Joint control	Q	1,511,984	Q	-
Miffin Associates Corp.	Panama	Joint control		1,237,750		-
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		361,263		255,815
Millicom International Cellular, S.A.	Luxembourg	Associate		18,407		27,255
Distribuidora Internacional de Comunicaciones, S.A.	Guatemala	Associate		11,604		15,305
Industrias Masscardy, S.A.	Guatemala	Associate		9,063		9,859
Millicom Spain, S.L.	España	Associate		5,941		1,062
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		3,748		1,216
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		2,725		5,099
Cualirecursos, S.A.	Guatemala	Associate		1,603		1,582
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Associate		1,465		43
Megaprint, S.A.	Guatemala	Associate		1,158		789
Telefónica Celular, S.A. de C.V.	Honduras	Associate		1,150		1,442
Navega.com, S.A.	Guatemala	Associate		770		570
Cloud2Nube, S.A.	Guatemala	Associate		217		661
Navega, S.A. de C.V.	El Salvador	Associate		125		-
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		125		13,653
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		62		22
Nexcel, S.A.	Guatemala	Associate		14		-
Molvis, S.A.	Guatemala	Associate		7		2,402
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		-		38,722
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Associate		-		2,187
Inmobiliaria y Desarrolladora Empresarial de América, S.A.	Guatemala	Associate		-		1,508
Inversiones Sochi, S.A.	Guatemala	Associate		-		300
Telefonía Celular de Nicaragua, S.A.	Nicaragua	Associate		-		17
Equiman, S.A.	Guatemala	Associate		-		1
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Associate		-		1
			Q	3,169,181	Q	379,511

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

A summary of the significant transactions with related parties is presented as follows for the year ended December 31:

	Country	Relation		2020		2019		2018

Revenues:
Revenues for use of network and platform
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	52,319	Q	56,252	Q	50,597
Navega.com, S.A.	Guatemala	Associate		6,240		5,406		6,569
			Q	58,559	Q	61,658	Q	57,166

Selling of airtime
Nexcel, S.A.	Guatemala	Associate	Q	1,709,646	Q	1,710,171	Q	1,564,875

Interconnection services
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate	Q	1,711	Q	2,060	Q	2,248
Telefónica Celular, S.A. de C.V.	Honduras	Associate		976		2,043		2,475
			Q	2,687	Q	4,103	Q	4,723
Lease of websites
Navega.com, S.A.	Guatemala	Associate	Q	253	Q	604	Q	1,007

Income from links, data and fixed line
Navega.com, S.A.	Guatemala	Associate	Q	1376	Q	1,456	Q	1,499
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		20		20		19
			Q	1,396	Q	1,476	Q	1,518

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Country	Relation		2020		2019		2018
Other revenues
Millicom International II N.V.	Luxembourg	Joint control	Q	69,415	Q	84,205	Q	51,880
Miffin Associates Corp.	Panama	Joint control		56,854		70,605		41,701
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Associate		1,696		1,548		1,691
Industrias Masscardy, S.A.	Guatemala	Associate		303		447		393
Megaprint, S.A.	Guatemala	Associate		143		447		781
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Associate		119		83		104
Energica, S.A.	Guatemala	Associate		111		66		1
Garda, S.A.	Guatemala	Associate		70		86		120
Anacapri, S.A.	Guatemala	Associate		52		53		65
Almacenaje y Manejo de Materiales Eléctricos, S.A.	Guatemala	Associate		39		34		50
Protección Integral, S.A.	Guatemala	Associate		31		216		286
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Associate		29		19		3
Innovaprint, S.A.	Guatemala	Associate		28		19		24
Las Azaleas, S.A.	Guatemala	Associate		27		24		12
Millicom International Cellular, S.A.	Luxembourg	Associate		-		52		-
Telefónica Celular, S.A. de C.V.	Honduras	Associate		-		-		631
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		-		-		529
			Q	128,917	Q	157,904	Q	98,271

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Country	Relation		2020		2019		2018
Expenses:
Services of payroll administration (note 21.1)
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	434,522	Q	47,702	Q	368,238
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		-		377,425		-
			Q	434,522	Q	425,127	Q	368,238

Transmission of data and links
Millicom Spain, S.L.	Spain	Associate	Q	-	Q	11,304	Q	12,094

Services of interconnection
Telefónica Celular, S.A. de C.V.	Honduras	Associate	Q	4,558	Q	6,119	Q	5,301
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		2,738		2,621		3,644
			Q	7,296	Q	8,740	Q	8,945

Telecommunications services
Navega.com, S.A.	Guatemala	Associate	Q	6,105	Q	6,105	Q	6,105

Building lease
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate	Q	25,353	Q	29,838	Q	28,474

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Country	Relation		2020		2019		2018
Purchase of inventory of cell phones and cards
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	623,952	Q	803,344	Q	696,549

Network maintenance and lease of sites
Las Azaleas, S.A.	Guatemala	Associate	Q	219,712	Q	216,439	Q	209,679
Industrias Masscardy, S.A.	Guatemala	Associate		90,761		93,219		91,474
Molvis, S.A.	Guatemala	Associate		26,607		33,762		33,180
Equiman, S.A.	Guatemala	Associate		12,103		11,700		11,093
Inmobiliaria y Desarrolladora Empresarial de América, S.A.	Guatemala	Associate		9,017		9,105		6,876
Innovacel, S.A.	Guatemala	Associate		2,999		3,127		2,927
Olomega, S.A.	Guatemala	Associate		2,319		820		-
Transportista Eléctrica Centroamericana, S.A.	Guatemala	Associate		471		459		438
Parinacota, S.A.	Guatemala	Associate		233		234		222
Maquinaria de Occidente, S.A.	Guatemala	Associate		-		-		245
			Q	364,222	Q	368,865	Q	356,134

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Country	Relation		2020		2019		2018
Other services
Empresa Eléctrica de Guatemala, S.A.	Guatemala	Associate	Q	43,345	Q	41,456	Q	37,415
Supervisora de Occidente, S.A.	Guatemala	Associate		37,915		37,290		34,847
Millicom Spain, S.L.	Spain	Associate		21,059		-		6,319
Cualirecursos, S.A.	Guatemala	Associate		17,641		16,283		2,395
Millicom International II N.V.	Luxembourg	Joint control		11,683		-		-
Comercializadora Eléctrica de Guatemala, S.A.	Guatemala	Associate		11,418		12,190		10,876
Megaprint, S.A.	Guatemala	Associate		10,963		9,232		6,101
Miffin Associates Corp.	Panama	Joint control		10,235		-		-
Nexcel, S.A.	Guatemala	Associate		3,843		4,344		4,095
Navega.com, S.A.	Guatemala	Associate		3,441		3,441		3,441
Cloud2Nube, S.A.	Guatemala	Associate		2,400		2,400		2,400
Distribuidora Internacional de Comunicaciones, S.A.	Guatemala	Associate		1,380		3,527		-
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		1,380		1,380		1,380
Inversiones Sochi, S.A.	Guatemala	Associate		705		2,686		1,369
Manta, S.A.	Guatemala	Associate		652		644		659
Innovaprint, S.A.	Guatemala	Associate		514		393		392
Porada, S.A.	Guatemala	Associate		251		244		227
Inversiones Palao, S.A.				150		-		-
Firma de Auditoria y Asesoría Financiera, S.A.	Guatemala	Associate		-		144		202
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		-		-		12,000
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		-		-		45,000
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		-		-		825
Energica, S.A.	Guatemala	Associate		-		-		12
Telemóvil El Salvador, S.A. de C.V.	El Salvador	Associate		-		-		9
			Q	178,975	Q	135,654	Q	169,964

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Country	Relation		2020		2019		2018
Loans granted to related parties
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate	Q	411,184	Q	85,280	Q	756,600
Millicom International II N.V.	Luxembourg	Joint control		337,877		1,553,831		1,392,991
Miffin Associates Corp.	Panama	Joint control		276,444		1,271,316		1,140,604
Navega.com, S.A.	Guatemala	Associate		15,500		22,030		4
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		9,075		7,500		15,000
Cloud2Nube, S.A.	Guatemala	Associate		6,600		6,005		1,408
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		-		25,570		-
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		-		21,341		154,259
Telemovil El Salvador, S. A. de C. V.	El Salvador	Associate		-		3		-
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		-		-		20,000
			Q	1,056,680	Q	2,992,876	Q	3,480,866

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Country	Relation		2020		2019		2018
Dividends compensation:
Millicom International II N.V.	Luxembourg	Joint control	Q	1,366,432	Q	1,189,910	Q	1,052,428
Miffin Associates Corp.	Panama	Joint control		1,117,991		973,562		861,078
			Q	2,484,423	Q	2,163,472	Q	1,913,506

Repayments:
Navega.com, S.A.	Guatemala	Associate	Q	389,500	Q	94,160	Q	127,604
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		256,207		25,029		8,085
Distribuidora Central de Comunicaciones, S. A.	Guatemala	Associate		25,570		-		-
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala	Associate		4,775		16,000		8,800
Comunicaciones Corporativas, S.A.	Guatemala	Associate		250		1,200		1,100
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		-		21,559		209,415
Cloud2Nube, S.A.	Guatemala	Associate		-		6,831		2,165
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		-		-		20,000
			Q	676,302	Q	164,779	Q	377,169

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

	Country	Relation		2020		2019		2018
Loans granted by related parties
Millicom International II N.V. (a)	Luxemburgo	Joint control	Q	1,497,246	Q	-	Q	-
Miffin Associates Corp. (a)	Panamá	Joint Control		1,225,714		-		-
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate		150,000		80,000		1,558
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		14		78		12,333
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		-		4		16
Newcom Limited Bermuda	Bermuda	Associate		-		-		36,699
Navega.com, S.A.	Guatemala	Associate		-		-		12
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		-		-		6
			Q	2,872,974	Q	80,082	Q	50,624

(a)Loans obtained to pay bonds obligation with a term of 15 months and interest rate of 4%.

Loan repayments to related parties
Servicios Especializados en Telecomunicaciones, S.A.	Guatemala	Associate	Q	75,000	Q	5,000	Q	1,558
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala	Associate		13,526		2,000		6
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	Guatemala	Associate		37		61		12,331
Distribuidora Central de Comunicaciones, S.A.	Guatemala	Associate		1		4		18
Newcom Limited Bermuda	Bermuda	Associate		-		-		50,344
Distribuidora Internacional de Comunicaciones, S.A.	Guatemala	Associate		-		-		34,776
Navega.com, S.A.	Guatemala	Associate		-		-		12
			Q	88,564	Q	7,065	Q	99,045

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

Terms and conditions of transactions with related parties
The sales and purchases of goods and services between related parties are carried out at the prices and terms previously agreed between the parties. The accounts receivable and payable from and to related parties are unsecured and do not generate interest, except for the loans granted to or from Millicom International II N.V. and Miffin Associates Corp, which accrue interest of 3.75% and 4% annually, respectively at market rates as mentioned below. The maturity terms for accounts receivable and accounts payable from or to related parties extend up to 60 days from the corresponding invoices’ issue date, are not subject to any discount for early payment and are recoverable or payable in the functional currency of the financial statements, except for the balances indicated on note 25, risk of exchange rate section. During the years that ended on December 31, 2020, 2019 and 2018, the Company has not recorded any impairment over the accounts receivable from related parties.

The loans received from or granted to related parties without interest or with interest at rates different from a market rate are initially registered at their fair value, considering a market interest rate for similar loans at the inception of the loan. The difference between the amount of the loan and its fair value is recognized in equity as another component of the equity. At December 31, 2020, 2019 and 2018, loans received from (and granted to) related parties are payable or collectible at demand and classified as current assets or liabilities, except those granted and received to Millicom International II N.V. and Miffin Associates Corp., with a term of 15 months and accrued interest at a market interest rate as detailed below:

Interests over granted loans	Country	Relation		2020		2019		2018

Millicom International II N.V.	Luxembourg	Joint control	Q	69,415	Q	84,205	Q	51,880
Miffin Associates Corp.	Panama	Joint control		56,854		70,605		41,701
			Q	126,269	Q	154,810	Q	93,581

Interests over received loans	Country	Relation		2020		2019		2018

Millicom International II N.V.	Luxembourg	Joint control	Q	11,683	Q	-	Q	-
Miffin Associates Corp.	Panamá	Joint control		10,235		-		-
			Q	21,918	Q	-	Q	-

9.Other assets

		2020		2019

Prepaid expenses	Q	14,604	Q	12,753
Advances to vendors		644		491
	Q	15,248	Q	13,244

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

10.Property, plant and equipment, net
A summary of the property, plant and equipment and accumulated depreciation for the year ended on December 31, 2020, is presented below:

		Balance at 12-31-2019		Additions (a)		Retirements		Transfers		Balance at 12-31-2020
Cost:
Generators	Q	274,065	Q	963	Q	(770)	Q	10,700	Q	284,958
Primary network		1,019,106		3,395		(30,200)		120,358		1,112,659
Towers and civil works		2,954,982		33,612		(16,910)		90,851		3,062,535
Customer premise equipment		15,741		1,559		(65)		1,360		18,595
Other network equipment		4,098,485		5,884		(131,362)		405,662		4,378,669
Buildings		157,862		545		(2,960)		10,052		165,499
Other assets		350,495		1,191		(14,413)		31,227		368,500
Work in process		183,963		610,841		(626)		(667,435)		126,743
Parts		2,804		-		(29)		(2,775)		-
		9,057,503		657,990		(197,335)		-		9,518,158

Accumulated depreciation:
Generators		235,348		16,062		(749)		-		250,661
Primary network		668,282		106,539		(27,616)		125		747,330
Towers and civil works		2,033,237		279,916		(13,359)		(147)		2,299,647
Customer premise equipment		13,159		3,141		(64)		-		16,236
Other network equipment		2,699,548		350,364		(120,663)		21		2,929,270
Buildings		78,883		13,918		(2,393)		-		90,408
Other assets		254,266		30,260		(13,521)		(733)		270,272
	Q	5,982,723	Q	800,200	Q	(178,365)	Q	(734)	Q	6,603,824

(a)Q180 corresponds to the capitalization of the costs of the asset retirement obligation (note 17).

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

		Balance at 12-31-2019		Additions		Transfers		Balance at 12-31-2020

Estimated impairment:
Generators	Q	1,001	Q	-	Q	-	Q	1,001
Primary network		17,094		-		-		17,094
Towers and civil works		515		-		-		515
Financial lease – Other network equipment		157,125		-		-		157,125
Buildings		7,171		-		-		7,171
Other assets		30,822		-		-		30,822
		213,728	Q	-	Q	-		213,728
Net book value	Q	2,861,052					Q	2,700,606

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)
A summary of the property, plant and equipment and accumulated depreciation for the year ended on December 31, 2019, is presented below:

		Balance at 12-31-2018		Additions (a)		Retirements		Transfers		Balance at 12-31-2019
Cost:
Generators	Q	253,750	Q	21,341	Q	(1,451)	Q	425	Q	274,065
Primary network		992,644		63,106		(76,969)		40,325		1,019,106
Towers and civil works		3,036,803		135,378		(211,938)		(5,261)		2,954,982
Customer premise equipment		26,927		4,025		(15,239)		28		15,741
Other network equipment		4,102,947		325,264		(397,481)		67,755		4,098,485
Buildings		249,343		14,784		(110,657)		4,392		157,862
Other assets		816,198		40,245		(117,671)		(388,277)		350,495
Work in process		158,392		130,543		(805)		(104,167)		183,963
Parts		3,759		-		(130)		(825)		2,804
Financial lease – other network equipment		7,478		-		-		(7,478)		-
		9,648,241		734,686		(932,341)		(393,083)		9,057,503

Accumulated depreciation:
Generators		221,023		15,776		(1,451)		-		235,348
Primary network		652,500		91,585		(75,856)		53		668,282
Towers and civil works		1,985,422		255,979		(208,176)		12		2,033,237
Customer premise equipment		22,223		6,175		(15,239)		-		13,159
Other network equipment		2,755,677		330,629		(386,689)		(69)		2,699,548
Financial lease – other network equipment		1,610		623		-		(2,233)		-
Buildings		174,646		13,120		(108,883)		-		78,883
Other assets		573,578		67,477		(116,961)		(269,828)		254,266
	Q	6,386,679	Q	781,364	Q	(913,255)	Q	(272,065)	Q	5,982,723

(a)Q252 corresponds to the capitalization of the costs of the asset retirement obligation (note 17).

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

		Balance at 12-31-2018		Additions		Transfers		Balance at 12-31-2019

Estimated impairment:
Generators	Q	1,001	Q	-	Q	-	Q	1,001
Primary network		17,094		-		-		17,094
Towers and civil works		515		-		-		515
Financial lease – Other network equipment		157,125		-		-		157,125
Buildings		7,171		-		-		7,171
Other assets		30,822		-		-		30,822
		213,728	Q	-	Q	-		213,728
Net book value	Q	3,047,834					Q	2,861,052

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

11.Intangible assets, net

A summary of intangible assets and their accumulated depreciation for the year ended on December 31, 2020, is presented as follows:

		Balance at 12-31-2019		Additions		Retirements		Transfers		Balance at 12-31-2020
Cost:
Work in progress (a)	Q	-	Q	829,222	Q	-	Q	(829,222)	Q	-
Network programs		1,114,941		16,967		(140,848)		191,220		1,182,280
Licenses		665,934		9		-		638,002		1,303,945
Other intangible assets		722		-		-		-		722
Irrevocable right of use – IRU		143,491		-		-		-		143,491
		1,925,088		846,198		(140,848)		-		2,630,438
Accumulated amortization:
Network programs		662,103		244,881		(140,833)		734		766,885
Licenses		305,791		-		-		-		305,791
Other intangible assets		480		147		-		-		627
Irrevocable rights of use – IRU		58,432		9,536		-		-		67,968
		1,026,806		254,564		(140,833)		734		1,141,271

Estimated impairment:		447		-		-		-		447
Network programs		447	Q	-	Q	-	Q	-		447

Net book value	Q	897,835							Q	1,488,720

(a)The main additions are related to acquisition of frequency titles and acquisition of oracle EBS Software.

Comunicaciones Celulares, S.A.
Notes to financial statements
As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

A summary of intangible assets and their accumulated depreciation for the year ended on December 31, 2018, is presented as follows:

		Balance at 12-31-2018		Additions		Retirements		Transfers		Balance at 12-31-2019
Cost:
Network programs	Q	1,233,174	Q	178,900	Q	(682,764)	Q	385,631	Q	1,114,941
Licenses		449,548		216,386		-		-		665,934
Other intangible assets		722		-		-		-		722
Intangible in process		26		-		-		(26)		-
Irrevocable right of use – IRU		139,058		4,433		-		-		143,491
		1,822,528		399,719		(682,764)		385,605		1,925,088
Accumulated amortization:
Network programs		886,382		187,233		(681,344)		269,832		662,103
Licenses		292,972		12,819		-		-		305,791
Other intangible assets		333		147		-		-		480
Irrevocable rights of use – IRU		48,948		9,484		-		-		58,432
		1,228,635		209,683		(681,344)		269,832		1,026,806

Estimated impairment:		447		-		-		-		447
Network programs		447	Q	-	Q	-	Q	-		447

Net book value	Q	593,446							Q	897,835

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

12.Right-of-use assets

		Sites		Tower		Land & buildings		Other Network equipment		Other PPE		Total
As January 1st 2020	Q	1,151,120	Q	98,774	Q	49,926	Q	5,245	Q	5,849	Q	1,310,914
Additions		20,972		-		1,219		7,195		227		29,613
Remediation		43,848		4,652		491		-		-		48,991
Disposals		(16,267)		(68)		(2,288)		(7,195)		(486)		(26,304)
Depreciation		(353,502)		(14,299)		(21,749)		(983)		(1,982)		(199,594)
As December 31st, 2020	Q	1,021,303	Q	96,132	Q	37,631	Q	4,622	Q	3,932	Q	1,163,620

		Sites		Tower		Land & buildings		Other Network equipment		Other PPE		Total
As January 1st 2019	Q	1,300,714	Q	100,334	Q	39,970	Q	6,281	Q	691	Q	1,447,990
Additions		-		5266		24,250		-		5,687		35,203
Remediation		37,049		248		(141)		7		-		37,163
Disposals		(10,390)		-		(3,475)		(391)		(164)		(14,420))
Depreciation		(176,253)		(7,074)		(10,678)		(652)		(365)		(195,022)
As December 31st, 2019	Q	1,151,120	Q	98,774	Q	49,926	Q	5,245	Q	5,849	Q	1,310,914

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

13.Loans and lease liabilities

The balance of loans and lease liabilities is as follows at December 31:

		2020		2019
Current
Lease liabilities current (h)	Q	146,915	Q	128,925

Non-current
Loans
In US$
Credit Suisse AG (a)	Q	-	Q	6,086,824
In Quetzals
Banco Industrial, S.A. (d)		630,000		-
Banco G&T, S.A. (e)		500,000		-
Banco Agrícola Mercantil, S.A. (g)		387,500		-
Banco de América Central, S.A.(f)		250,000		-
Banco Industrial, S.A. (c)		174,320		-
Banco Industrial, S.A. (b)		-		174,320
Subtotal		1,941,820		6,261,144
Lease liabilities
Lease liabilities non-current (h)		1,099,774		1,200,991
Loans and lease liabilities non-current	Q	3,041,594	Q	7,462,135

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

(a)In January 2014, the Company obtained a loan with Credit Suisse AG, Cayman Island Branch. Loan proceeds were funded by a bond issuance by Comcel Trust. The bonds were guaranteed by Comcel and listed on the Luxembourg Stock Exchange. On November 18, 2020 the loan was early redeemed at a redemption price equal to 102.92% of the principal amounts, the redemption premium payment was Q142.7 million.

The maturity of this debt was 10 years at 6.875% fixed annual interest. Interest was payable bi-annually and the principal was payable upon maturity. The debt was used to pay off loans in effect at December 31, 2014, to continue with the capital investments, and for working capital. At December 31, 2020 there is no debt, the total debt includes the discount granted when contracted, which was being amortized over the term of the loan.

(b)Loan contracted in Quetzals on May 4, 2015, for Q174,320 for a term of 120 months. This loan accrued an annual fixed interest rate of 7.20%, which was payable monthly to Banco Industrial, S.A., a banking institution of Guatemala. The principal was due at maturity. The loan was totally settled on October 8, 2020.

(c)Loan contracted in Quetzals on October 8, 2020, for Q174,320 with an expiration period of May 31, 2025. This loan accrues an interest rate of 7.20% per annum payable monthly with Banco Industrial, S.A., Guatemala's banking institution. Principal is repaid at maturity.

(d)Loan contracted in Quetzals on October 8, 2020, for Q630,000 with a term of 60 months. This loan accrues an interest rate of 6.20% per annum payable monthly with Banco Industrial, S.A., Guatemala's banking institution. Principal is repaid at maturity.

(e)Loan contracted in Quetzals on October 21, 2020, for Q500,000 with a term of 60 months. This loan accrues an interest rate of 6.00% per annum payable monthly with Banco G&T, S.A., Guatemala's banking institution. Principal is repaid at maturity.

(f)Loan contracted in Quetzals on October 8, 2020, for Q250,000 with a term of 72 months. This loan accrues an interest rate of 6.00% per annum payable monthly with Banco de América Central, S.A., Guatemala's banking institution. Principal payments start on the 5th semester after the loan inception, through eight semi-annual repayments

(g)Loan contracted in Quetzals on October 23, 2020, for Q387,500 with a term of 84 months. This loan accrues an interest rate for the first and second year of 5.75%, 6.00% for the third year, 6.25% for the fourth year and 6.50% for the fifth, sixth and seventh years, the interest is payable monthly with Banco Agrícola Mercantil, S.A,. 50% of the principal is repaid in the 60th month from loan inception and the rest at maturity.

The bank loan movement is as follows at December 31:

		2020		2019

Beginning balance	Q	6,261,144	Q	6,273,696
New Loans		1,767,500		-
Currency exchange differences		69,134		(12,552)
Amortized costs		72,858
Loans paid		(6,228,816)		-
	Q	1,941,820	Q	6,261,144

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

A summary of the maturity of loans payable is as follows:

		2020

At December 31, 2025	Q	1,304,320
At December 31, 2026		250,000
At December 31, 2027		387,500
	Q	1,941,820

These loans agreements contain various covenants requiring compliance by the Company. These covenants include certain quantitative limits on future borrowings, periodic financial statement reporting requirements, and other general terms and conditions.

At December 31, 2020 and 2019 and the Company was in compliance with all of the restrictive financial covenants contained within such agreements.

(h) Movement of lease liabilities:

		2020		2019

Opening balance	Q	1,329,916	Q	1,435,192
Additions		54,710		49,146
Liabilities amortization (payments)		(153,273)		(150,565)
Revaluation		15,336		(3,856)
Total		1,246,689		1,329,916
Lease liabilities current		(146,915)		(128,925)
Lease liabilities non-current	Q	1,099,774	Q	1,200,991

(i)Movement of accrued interest related to leases:

		2020		2019

Opening balance	Q	9,778	Q	-
Lease interest (Note 23.2)		106,237		103,672
Interest of leases payment		(106,912)		(93,894)
Closing balance (a)	Q	9,103	Q	9,778

(a)For 2019, the closing balance according to the Statements of financial position are Q180,324 (Q9,778 lease interest plus Q170,546 of bonds interest)

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

14.Accounts payable

		At December 31
		2020		2019

Foreign suppliers	Q	183,576	Q	135,673
Local suppliers		163,052		337,729
	Q	346,628	Q	473,402

The due dates for accounts payable extend up to 60 days from the corresponding documents or invoices’ issue dates, are not subject to any discount for early payment and do not generate interest; local suppliers are payable in the functional currency of the financial statements and foreign suppliers, in US Dollars.

15.Other accounts payable

		At December 31
		2020		2019

Value added tax	Q	74,361	Q	12,116
Fines and interest provision (note 24)		9,305		-
Withholding tax payable		7,374		9,275
Other current liabilities		68,946		26,116
	Q	159,986	Q	47,507

The other accounts payable do not generate interest, are not subject to any discount for early payment, have a normal due date of 60 days after the invoice date and are payable in the functional currency of the financial statements.

16.Contract liabilities

		At December 31
		2020		2019

Deferred revenue	Q	226,338	Q	212,518
Contract liabilities		6,402		3,931
	Q	232,740	Q	216,449

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

A summary of the annual movement of the contract liabilities account is shown below:

		At December 31
		2020		2019

Balances at the beginning of the year	Q	216,449	Q	180,184
New contract liabilities		2,471		1,341
Deferred revenue during year		4,997,836		4,023,745
Recognized in profit and loss		(4,984,016)		(3,988,821)
Balance at year end	Q	232,740	Q	216,449

17.Provisions

The provisions for long-term retirement of assets are comprised at December 31 as follows:

		2020		2019		2018

Balance at beginning of year	Q	279,190	Q	247,872	Q	258,900
Addition of new sites (note 11)		180		252		374
Sites retired		(588)		(2,723)		(1,252)
Interest		2,301		-		1,949
Increase (decrease) in the provision for rate change		19,730		27,328		(12,099)
IRU provision		(6,461)		6,461		-
Balance at end of year	Q	294,352	Q	279,190	Q	247,872

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

The provision for asset retirement is created when the Company signs a lease contract for a property where the cell site will be installed, if the contract specifies that the property has to be subsequently returned as it was initially delivered to the Company.

In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the equipment from the site and the expected timing of those costs. The Company estimates that the costs will be realized during 15 years’ time, the related contract term, and calculates the provision using the discounted free cash flows method using a discount rate of 9.79% (2019: 7.48%).

18.Equity

18.1    Issue capital
The capital at December 31, 2020 and 2019 was comprised of 500 common shares with a nominal value of Q50 each, equivalent to Q25,000. These shares are fully subscribed and paid.

18.2    Legal reserve
Upon articles 36 and 37 of the Commerce Code of Guatemala and its reforms by decree 18-2017, every corporation must annually separate five per cent (5%) of the net income of each year to increase the legal reserve. This reserve cannot be distributed in any way among the shareholders, until the liquidation of the corporation. However, it can convert the excess amount into capital when it exceeds the fifteen per cent (15%) of the capital at the closing of the immediately preceding year, without prejudice of continue reserving the annual five per cent (5%) previously mentioned.

18.3    Dividends declared
During the years ended on December 31, 2020, 2019 and 2018, the Company declared dividends amounting to Q2,647,874 (including Q132,394 that were withheld from the shareholders as income tax); Q2,277,339 (including Q113,867 that were withheld from shareholders as income tax), and Q2,298,671 (including Q114,934 that were withheld from shareholders as income tax) equivalent to Q5,296, Q4,555 and Q4,597 per share, respectively. From the declared dividends in 2020, Q2,484,423 were compensated with accounts receivable from related parties and Q31,057 paid in cash (in 2019, Q2,163,472 were compensated with accounts receivable from related parties and in 2018, Q1,913,506 were compensated with accounts receivable from related parties and Q270,231 paid in cash).

18.4    Other components of the equity

18.4.1    Shared-based incentive plan
There are two types of plans applicable to Comcel sponsored by Millicom International Cellular, S.A., a deferred share plan and a future performance share plan.

These long-term incentives awards consist of a three-year deferred award plan and a performance share award plan. All issued shares are shares of Millicom International Cellular, S.A. (or MIC SA - one of the ultimate shareholders of the Company), and not of the Company itself, the cost of which is registered as an employee benefit in profit and losses with a credit to an equity reserve.

The fair value of equity-settled shares granted is estimated at the date of the grant using the market prices of MIC shares on that date.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

For the deferred share plan, participants are granted shares based on past performance with 16.5% of the shares vesting on January 1 of each year 1 and 2, and the remaining 67% on January 1 of the third year. The vesting is conditional to the participant remaining employed by Comcel at each vesting date.
Under the performance share plan, shares granted vest at the end of the term of three years, subject to performance conditions, 62.5% based on the absolute total shareholder return (TSR) and 37.5% based on actual versus budgeted EBITDA – CAPEX – Changes on the working capital (“Free cash flow”). As the TSR represents a market condition, the fair value of the shares in the performance share plan share plan requires consideration of potential adjustments for future market-based conditions grant date.

For that, a specific valuation has been made at grant date on the probability of TSR being met (and to which extent) and the expected pay-out based upon leaving conditions.

The free cash flow (FCF) condition is a non-market measure, which has been considered jointly with the estimation of exit and is initially based on a probability of achievement of 100%. The reference share price for the 2020 Performance Share Plan is the same price per share as the deferred share plan.

According to IFRS 2 requirements, during the years ended on December 31, 2020, 2019 and 2018, the Company recognized in profit and loss Q804, Q969, and Q3,552 (note 21), respectively, related to the compensation to employees based on shares, with a credit to the equity account “other components of equity”.

19.Income tax

The Company is subject to income tax and, thus, annually prepares and submits its corresponding income tax return to the tax authorities. For the fiscal years ended on December 31, 2020, 2019 and 2018, the Company adopted the optional simplified tax regime based on gross revenues (Régimen Opcional Simplificado sobre Ingresos de Actividades Lucrativas) for determining their current income tax expense, which is based on a 5% rate over the first Q30 on a monthly basis, of gross revenue, and 7% for gross revenues in excess of said amount. Additionally, computed capital income and capital gains are taxed at the rate of 10%.

The principal components of expense for income tax for the years ended December 31:

		2020		2019		2018
Current tax
Income tax	Q	541,476	Q	531,256	Q	501,040
Deferred income tax
Recognition and reversion of temporary differences		(1,465)		4,099		7,636
Income tax provision
Withholding income tax on dividends (note 24)		46,971		-		-
Income tax reported in the statement of comprehensive income	Q	586,982	Q	535,355	Q	508,676

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

The calculation of current income tax for the years ended December 31, calculated using the optional simplified tax regime based on gross revenues, is presented below:

		2020		2019		2018

Revenues	Q	7,971,381	Q	7,933,506	Q	7,506,053
Adjustments to reconcile accounting revenue to tax-based revenue:
Sales commissions		(289,750)		(293,060)		(283,463)
Taxable exchange gains		6,176		8,636		3,291
Deferred revenue		16,292		36,266		(72,527)
Accrued income		4,642		(85,948)		(11,382)
Other, net		26,733		(9,932)		15,845
Gross income		7,735,474		7,589,468		7,157,817
Income tax limit		(360)		(360)		(360)
Tax profit of the year		7,735,114		7,589,108		7,157,457
Income tax rate		7%		7%		7%
current income tax Sub-total		541,458		531,238		501,022
Fixed amount over the surplus of Q30		18		18		18
Current income tax	Q	541,476	Q	531,256	Q	501,040

The annual movement of the current income tax liability for the years ended December 31:

		2020		2019		2018

Income tax payable at beginning of year	Q	48,394	Q	44,260	Q	54,211
Current income tax expense		541,476		531,256		501,040
Less income tax paid during year		(539,199)		(527,122)		(510,991)
Stamp tax provision		46,971		-		-
Income tax payable at end of year	Q	97,642	Q	48,394	Q	44,260

Income tax returns for the fiscal years ended on December 31, 2017, 2018, 2019 and 2020 might be reviewed by tax authorities. According the Tax Code, the right of the fiscal authorities to revise the income tax returns expires after 4 years counted from the date in which the return was submitted.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

The determination of the effective rate was for the years ended December 31:

		2020		2019		2018

Revenues	Q	7,971,381	Q	7,933,506	Q	7,506,053
Current income tax rate		7%		7%		7%
Subtotal		557,997		555,345		525,424
Sales commissions		(20,283)		(20,514)		(19,842)
Taxable exchange gains		432		605		230
Other		1,865		(81)		2,864
Stamp tax provision		46,971		-		-
Income tax (effective rate of 7.36%; 6.75%; 6.78%)	Q	586,982	Q	535,355	Q	508,676

The components of deferred income tax assets and liabilities are shown below:

		Statement of financial position						Statement of Comprehensive Income
		December 31						Year ended on December 31
		2020		2019		2018		2020		2019		2018
Deferred income tax assets:
Deferred revenue	Q	16,292	Q	15,151	Q	12,613	Q	(1,141)	Q	2,538	Q	4,895
Total deferred income tax assets		16,292		15,151		12,613		(1,141)		2,538		4,895

Deferred income tax liability:
Laptops revenue		(42)		(72)		(150)		30		78		116
Contract assets		(22,710)		(25,271)		(21,999)		2,561		(3,272)		1,841
Accrued income		(12,130)		(9,863)		(6,420)		(2,267)		(3,443)		784
Total liabilities for deferred income tax		(34,882)		(35,206)		(28,569)		324		(6,637)		2,741

Income tax (benefit) loss		-		-		-	Q	(1,465)	Q	(4,099)	Q	7,636
Deferred income tax, net	Q	(18,590)	Q	(20,055)	Q	(15,956)

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

The annual rollforward of deferred income taxes, net is presented below:

		2020		2019		2018

Net deferred income tax (liabilities) assets at the beginning of the year	Q	(20,055)	Q	(15,956)	Q	11,838
Tax income (expense) recognized in the statement of comprehensive income		1,465		(4,099)		(7,636)
Tax effect of the adoption of IFRS 15		-		-		(20,158)
Net deferred income tax liabilities at end of year	Q	(18,590)	Q	(20,055)	Q	(15,956)

At December 31, 2020, 2019 and 2018, the Company has no temporary deductible differences, tax losses or credits for which it has not recognized a deferred income tax asset in its statement of financial position.

There is no potential consequence for the Company related with the income tax that could affect the declaration or payment of dividends to its shareholders at December 31, 2020 and 2019.

During the period, the Company recorded a provision of income tax related to a contingence to the Stamps and Special Sealed Paper for Protocols for the payment of dividends through coupons for Q46,971 (note 24) plus fines and interest (note 22)

20.Cost of sales

The costs at December 31, are presented below:

		2020		2019		2018

Airtime	Q	541,657	Q	558,076	Q	506,426
Telephones and accessories		536,304		673,659		566,077
Estimate of expected credit losses (note 7)		66,534		68,835		44,179
Contract assets impairment (note 7)		63,507		55,049		661
Other costs		12,359		16,197		13,991
Advertising costs		798		1,490		-
	Q	1,221,159	Q	1,373,306	Q	1,131,334

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

21.Operating expenses

A summary of the operating expenses for the year ended December 31, is presented below:

		2020		2019		2018

Depreciation and amortization (notes 10 and 11)	Q	1,054,764	Q	991,047	Q	1,011,006
Expenses related to network sites		552,078		519,795		569,455
Expenses by subcontracted personnel (note 21.1)		481,582		471,170		402,323
Commissions		399,109		403,460		374,469
General expenses		172,185		189,701		222,626
External services		132,191		119,452		128,060
Subsidies		48,627		73,560		79,108
Marketing expenses		32,675		33,445		25,400
Rental and leasing		2,874		5,047		17,065
Share-based incentive plans (note 18.4.1)		804		969		3,552
	Q	2,876,889	Q	2,807,646	Q	2,833,064

21.1    Expenses by subcontracted personnel

A summary of the subcontracted personnel expenses for the year ended December 31, is presented below:

		2020		2019		2018

Personnel costs (note 8)	Q	434,522	Q	425,127	Q	368,238
Travel and accommodation expenses		39,697		38,839		23,784
Training and recruitment		5,000		4,892		8,885
Insurance		2,363		2,312		1,416
	Q	481,582	Q	471,170	Q	402,323

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

22.Other expenses

A summary of other expenses for the year ended December 31, is presented below:

		2020		2019		2018

Other expenses (a)	Q	9,799	Q	319	Q	312
Net loss on disposal on property, plant and equipment and intangibles (b)		17,764		19,747		43,932
	Q	27,563	Q	20,066	Q	44,244

(a)Includes Q9,305 related to fines and interest (note 24)
(b)The cash received for the sale of property, plant and equipment and intangible assets in 2020 and 2019 was Q1,221 and Q760, respectively.
23.Financial income and expenses

23.1    Financial income

A summary of the financial income for the year ended December 31, is presented below:

		2020		2019		2018

Financial interest	Q	139,666	Q	180,991	Q	127,171
Unrealized currency exchange differences		8,867		87,302		267,499
Realized currency exchange differences		6,363		-		78,336
	Q	154,896	Q	268,293	Q	473,006

23.2    Financial expenses
A summary of the financial expenses for the year ended December 31, is presented below:

		2020		2019		2018

Interest (bonds and bank loan) (a)	Q	647,729	Q	461,584	Q	443,237
Unrealized currency exchange differences		62,841		131,411		435,753
Lease interest		106,237		103,672		-
Bank charges		12,437		12,708		8,743
Realized currency exchange differences		-		6,178		18,408
	Q	829,244	Q	715,553	Q	906,141

(a)Includes Q142.7 million related to redemption premium to prepayment of Credit Suisse loan.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

24.Contingencies and litigations

At the date of issuance of these financial statements, Management has become aware of the following contingencies and litigations:

•For the tax periods of 2005 and 2006, the Superintendence of Fiscal Administration initiated a process against Comcel for the omission of the withholding of income taxes to non-residents for a total of Q13,093 plus fines and interest. The likelihood of loss according to the Company’s legal advisors is remote.

•During the tax period of 2007, the Superintendence of Fiscal Administration initiated a process against Comcel for the omission of the withholding of income taxes to non-residents for a total of Q11,930 plus fines and interests. The likelihood of loss according to the Company’s legal specialists is remote.

•The Superintendence of Fiscal Administration has considered adjustments to the tax of Fiscal Stamps and Special Sealed Paper for Protocols for the payment of dividends through coupons for Q46,971, plus fines and interest (Q9,305). The likelihood of loss according to legal specialists is probable; therefore, the Company accrued principal, fines and interest over this contingency for a total of Q56,276 in 2020.

Except for the provision according to the previous paragraph, the Company has not recognized provisions to cover any potential disbursements derived from these litigations at December 31, 2020 and 2019. For all other litigations the Company considers that it has sufficient basis to obtain a positive result in these processes and no cash disbursements will be necessary.

Between 2017 and 2019, the International Commission Against Impunity in Guatemala (“CICIG”), and Guatemalan prosecutors have pursued investigations that have included the country´s telecommunications sector and Comcel. On September 3, 2019, the CICIG´s activities in Guatemala were discontinued, after the Guatemalan government did not renew the CICIG’s mandate.  As at December 31, 2020, Management has not been able to assess the potential impact of such matter, if any, on these financial statements of any remedial actions that may need to be taken as a result of the investigations, or penalties that maybe imposed by law enforcement authorities. Accordingly, no provision has been recorded as of December 31, 2020.

25.Financial instruments risk management and objectives

The principal financial liabilities of the Company include accounts payable, accounts payable to related parties, accrued interest and loans. The primary purpose of these financial liabilities is to finance the operations of the Company. The Company’s principal financial assets include, cash, accounts receivable, accounts receivable from related parties and other financial assets.

The principal risks that could have an effect of relative importance over these financial instruments are the market risk, liquidity risk and credit risk. The Company with Management support and the Board of Directors, controls and manages these risks.

The Board of Directors revises and agrees the policies for the Management of these risks, which are summarized below:

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

•Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as consequence of changes of the market prices. The market risk includes: the risk of interest rate, the foreign currency risk and other price risks such as equity price and commodity risk.

Management considers that the Company is exposed to the interest rate risk and the foreign currency (exchange rate) risk.

•Interest rate risk
The interest rate risk is the risk that the fair value of future flows of cash of a financial instrument will fluctuate as a consequence of the changes of the rates in the market interest. The exposure of the Company to such risk basically refers to the long-term obligations with variable interest rate.

The Company eliminated the exposure of this market risk when contracting loans at a fixed rate (see Note 13).

•Exchange rate risk
The exchange rate risk represents the risk that the fair value of the future cash flows of financial instruments will fluctuate as a consequence of changes in the exchange rates of foreign currency. The exposure of the Company to the risk of changes in the foreign exchange rate is related mainly to its operating activities, i.e., when its revenues or expenses are reported in a different currency than the Company’s local currency.

At December 31, 2020 and 2019, the foreign reference exchange rates are established by the Central Bank of Guatemala, based on the market rates and demand. At December 31, 2020 and 2019, the reference exchange rates were of Q7.79382 and Q7.69884 per US$1.00, respectively. At March 4, 2021, date in which the Management of the Company approved the financial statements, the exchange rate was for Q 7.71007 per US$1.00.
The risk of exchange rate depends on the net financial position in foreign currency at the date of the financial statements. On the next table is a summary of the financial assets and liabilities denominated in foreign currency in US$ 000.

		December 31
		2020		2019
Financial assets:
Cash (Note 6)	US$	94,812	US$	101,137
Accounts receivable (Note 7)		7,844		210
Accounts receivable to related parties (Note 8)		413,339		654,076
		515,995		755,423
Financial liabilities:
Accounts payable (Note 14)		(23,554)		(17,623)
Accounts payable to related parties (Note 8)		(356,578)		(4,029)
Loans (Note 13)		-		(790,616)
		(380,132)		(812,268)
Net position in foreign currency	US$	135,863	US$	(56,845)

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

Sensitivity analysis
The effect of change in the exchange rates of +1.2% / -1.2% in 2020 (+ 0.5% / -0.5% in 2019) over assets and liabilities denominated in foreign currency at December 31, 2020 and 2019, assuming the remaining variations are kept constant, would result in the recognition of a foreign exchange rate profit or loss of Q1,676 in 2020 (Q392 in 2019).

Credit risk
Credit risk is the risk that arises from the possibility that a counterparty is unable to comply with its obligation, which results in a financial loss for the Company. The Company is exposed to the risk of credit of the operating activities (mainly, accounts receivable, accounts receivable from related parties and other financial instruments) and financial activities, including deposits with banks and financial institutions.

The Company’s management does not believe there are significant risks of non-performance by these counterparties. The Company’s management has taken steps to diversify the banks with whom the Company operates and is managing the allocation of deposits across banks so that the Company’s counterparty risk with a given bank stays within limits which have been set based on each bank credit rating to avoid any significant exposure to a specific party.

A large portion of revenues comprises prepaid airtime. For customers for whom telecom services are not prepaid, the Company follows risk control procedures to assess the credit quality of the customer, considering its financial position, past experience and other factors.

Accounts receivable are mainly derived from balances due from other telecom operators or commercial customers. Credit checks are being performed for commercial customers. The Company maintains an allowance for impairment of accounts receivable based on the expected credit loss of all accounts receivable.

As the Company has a number of dispersed customers, there is no significant concentration of credit risk with respect to accounts receivable.

The maximum exposure to credit risk at the date of the financial statements is the carrying value for each class of financial asset.

Liquidity risk
The liquidity risk is the risk in which an entity finds difficulty to comply with the obligations associated with financial liabilities to be liquidated through the delivery of cash or another financial asset. The Company provides daily follow-up to its liquidity position, maintaining liquid assets higher than liquid liabilities, considering the expected conversion to cash of its financial assets, and completes periodical projections of cash flows with the purpose of proactively managing its cash flows.

The following chart summarizes the maturity of the financial liabilities of the Company:

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

		Current		From 3 to 12 months		More than 1 year and less than 5 years		More than 5 years and less than 10 years		Total
At December 31, 2020:
Current liabilities
Accounts payable	Q	159,449	Q	187,179	Q	-	Q	-	Q	346,628
Accounts payable to related parties		-		2,697,512		546,285		-		3,243,797
Accrued interest		-		9,103		-		-		9,103
Lease liabilities (undiscounted)		45,501		222,721		-		-		268,222
Non-current liabilities
Loans		-		119,207		2,129,842		303,935		2,552,984
Lease liabilities (undiscounted)		-		-		955,218		375,128		1,330,346
	Q	204,950	Q	3,235,722	Q	3,631,345	Q	679,063	Q	7,751,080

		Current		From 3 to 12 months		More than 1 year and less than 5 years		More than 5 years and less than 10 years		Total
At December 31, 2019:
Current liabilities
Accounts payable	Q	217,765	Q	255,637	Q	-	Q	-	Q	473,402
Accounts payable to related parties		-		379,511		-		-		379,511
Accrued interest		-		180,324		-		-		180,324
Lease liabilities (undiscounted)		65,477		168,518		-		-		233,995
Other accounts payable		20,428		27,079		-		-		47,507
Non-current liabilities
Loans		-		-		6,261,144		-		6,261,144
Lease liabilities (undiscounted)		-		-		818,229		758,895		1,577,124
	Q	303,670	Q	1,011,069	Q	7,079,373	Q	758,895	Q	9,153,007

26.    Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit ratio and healthy capital ratios to support its business and maximize profits.
The Company manages its capital structure and timely requests any adjustments by its shareholders to the extent necessary due to changes in economic conditions. To maintain or adjust the capital structure, the Company may request shareholders to adjust previously agreed dividends, capital returns, or increase capital contributions if necessary.

Comunicaciones Celulares, S.A.

Notes to financial statements As of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Expressed in thousands of Quetzals)

27.    Financial instruments – information about fair values

The primary financial instruments of the Company consist of cash and accounts receivable, accounts receivable form related parties, other financial assets, accounts payable, accounts payable from related parties, accrued interest and loans.

The fair value of all financial assets and all financial liabilities, except for debt and financing, approximate their carrying value largely due to the short-term maturities of these instruments. The fair values of other debt and financing have been estimated by the Company’s management based on discounted future cash flows at market interest rates (level 2).

Below is a comparison of the debt’s carrying amount and the fair value at December 31:

	Carrying value				Fair value
		2020		2019		2020		2019

Loans	Q	1,941,820	Q	6,261,144	Q	1,882,732	Q	6,067,086

Fair value estimates are made on the date of the financial statements, based on relevant market information and on information related to the financial instruments.

The nature of these estimates is subjective and involves uncertain aspects and Management’s judgment, therefore these amounts are not determined with absolute precision. Consequently, should there be changes in the assumptions on which these estimates are based they could differ from the final results.

28.    Events after the date of the financial position statement

The Company has no knowledge of any subsequent events since December 31, 2020 and up to the date of approval of these financial statements that might have an impact or might require additional disclosures to them.

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